Exhibit 99.2

Cenovus announces executive retirements

Succession plan in place

Calgary, Alberta (May 26, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is announcing that after extensive and successful careers at Cenovus and its predecessor companies, four Cenovus executives have made the decision to retire. Their transitions off the executive team will begin at different times over the course of 2015. To minimize disruption to Cenovus’s business and ensure the transitions are orderly and managed, the retiring executives will continue in varying capacities until the end of the first quarter of 2016.

Retiring are:

•                  John Brannan, Executive Vice-President & Chief Operating Officer, who will transition from his role in September. Brannan has 14 years with Cenovus and its predecessor companies and has been responsible for all upstream projects and operations, centralized supply services and health and safety functions for the past five years.

•                  Kerry Dyte, Executive Vice-President, General Counsel & Corporate Secretary, who will transition from his role in December. Dyte is responsible for Cenovus’s legal, Board, subsidiary, corporate governance, internal audit and Cenovus operations management system assurance matters. He has 14 years with Cenovus and its predecessor companies.

•                  Sheila McIntosh, Executive Vice-President, Environment & Corporate Affairs, who will transition from her role in September. McIntosh has been with Cenovus and its predecessor companies for 30 years and is responsible for Cenovus’s environment strategy and performance, regulatory affairs, communications, corporate reputation, investor, government and stakeholder relations, and Aboriginal affairs.

•                  Hayward Walls, Executive Vice-President, Strategy & Organization Development, who will transition from his role in July. Walls has 26 years with Cenovus and its predecessor companies and is responsible for Cenovus’s strategic planning, human resource functions, information systems and technology and administrative services.

“It has been my privilege to work with these talented and dedicated executives who are now choosing to retire. My sincere thanks to John, Kerry, Sheila and Hayward for the commitment and passion they have always had for Cenovus,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “They have been instrumental in making our company what it is today. They have also had a substantial role in ensuring we are well-prepared for their retirement.

“As a result of our strong focus on internal succession planning at Cenovus, I am pleased to announce that we are promoting three people from within the company. In addition, earlier this year we initiated an external search for a President, Upstream Oil & Gas who will be responsible for our oil sands and conventional operations. We expect to have someone in that role in September.”

The new executive appointments are:

•                  Jacqui McGillivray, Senior Vice-President & Chief People Officer, who will be appointed Executive Vice-President, Safety & Organization Effectiveness.

•                  Al Reid, Senior Vice-President, Christina Lake & Narrows Lake, who will be appointed Executive Vice-President, Environment, Corporate Affairs & Legal.

•                  Drew Zieglgansberger, Senior Vice-President, Operations Shared Services, who will be appointed Executive Vice-President, Oil Sands Manufacturing.

Continuing executives are:

•                  Harbir Chhina, Executive Vice-President Oil Sands, who will be taking on a new role as Executive Vice-President, Oil Sands Development. Chhina’s new role will be focused on unlocking and developing our oil sands growth potential.

•                  Bob Pease, Executive Vice-President, Marketing, Products & Transportation, who will be taking on a new role as Executive Vice-President, Corporate Strategy & President, Downstream.

•                  Ivor Ruste, Executive Vice-President & Chief Financial Officer.

“I am extremely pleased to congratulate the new executives,” said Ferguson. “I am confident that together we will be able to build on our past accomplishments and continue to execute on our strategy.”

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $23 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Director, Investor Relations 403-766-5883	Media Rhona Delfrari Director, External Communications 403-766-7751

Graham Ingram Manager, Investor Relations 403-766-2849

Anna Kozicky Senior Analyst, Investor Relations 403-766-4277

Steve Murray Senior Analyst, Investor Relations 403-766-3382